MIM

02 SEP 17 AM 9:16

02049991

23 November 2001

The Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
UNITED STATES OF AMERICA

SUPPL

Attention: Library 12g 3-2(b)

Dear Sirs

Pursuant to Sub-paragraph (c) of Rule 12g 3-2(b)(1) under the Securities Exchange Act of 1934, as amended, we are furnishing the Commission herewith a copy of the following document:-

Information Release to be issued by M.I.M. Holdings Limited today.

The above document contains information in the category specified in paragraph (b)(3) of Rule 12g 3-2 which this Company has filed with the Stock Exchanges and which has been made public by such Exchanges.

Yours faithfully

Marian Gibney

MARIAN GIBNEY
Secretary and General Counsel

encl

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

dw 9/17

M.I.M. Holdings Limited
ABN 69 009 814 019

Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000
GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 *Facsimile (07) 3832 2426* *Website www.mim.com.au*

MIM

Information Release

23 November 2001

COPPER ANODE PRODUCTION TO RESUME AT MOUNT ISA

PROFIT OUTLOOK

Casting of copper anodes from Mount Isa is expected to resume early in December. Production was interrupted last Tuesday by a molten metal spill in the anode casting area. Anodes from Mount Isa are refined at MIM's Townsville refinery. The interruption is expected to result in a reduction of 7000 tonnes of refined copper production. However, forecast production from the smelter for the current financial year remains unchanged at 235 000 tonnes, with a similar output expected from the refinery.

While the financial impact of the incident is still being assessed, this, along with very low metal prices, will have a material impact on the company's profit for the current (December) half year. As a result, the December half net profit is expected to be significantly lower than the previous December half's $31 million.

Apart from short term anode production, the company is on track to continue consistently high production levels and reduced operating costs. The Mount Isa Business Unit's strong performance in October produced 22 125 tonnes of anode, a record 23 800 tonnes of copper at the Townsville refinery, a record 16 100 tonnes of lead at the Mount Isa lead smelter and the second highest monthly output of refined lead from the Northfleet (UK) refinery.

Increased coal production is also expected for the year. NCA (Newlands-Collinsville-Abbot Point) maintained the high September quarter production levels in October, and annual production at Oaky Creek is expected to reach 10 million tonnes although the No. 1 underground mine is currently affected by difficult ground conditions ahead of the move to a new mining area early in calendar 2002. A high level of coal sales is scheduled for delivery in December with the attendant risk of some slippage of shipments.

Although base metal prices improved slightly in the last two weeks from the recent lows, they remain poor and the outlook for metal prices for at least the next few months is weak. Because margins are low at these base metal prices, even small movements in prices and exchange rates have a significant effect on MIM's net profit.

M.I.M. Holdings Limited
ABN 69 009 814 019
Level 3 West Tower, 410 Ann Street, Brisbane, Queensland, Australia, 4000. GPO Box 1433, Brisbane, Queensland, Australia, 4001
Telephone (07) 3833 8000 Facsimile (07) 3832 2426 Website www.mim.com.au

About MIM

MIM is an Australian-based mining and mineral processing company producing copper, coal, zinc, lead, silver and gold in Australia, UK, Germany and Argentina. The group has around 8,000 employees worldwide and in 2000/2001 generated sales revenue of $3.4 billion.

MIM aims to create shareholder value as an efficient and competitive mining and exploration company.

Safety has the highest priority with employees at MIM, and the company has a strong commitment to environmental management and reporting.

For more information visit our website: www.mim.com.au

For further information:

Media:

Collin Myers
General Manager Corporate Affairs
Bus: (617) 3833 8285
Mobile: 0419 703 145

Investors:

Allan Ryan
Principal Adviser Investor Relations
Bus: (617) 3833 8295
Mobile: 0419 781 380